UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-173702
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2016

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

☐     Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EXCEL CORPORATION

Full Name of Registrant

Not applicable

Former Name if Applicable

6363 North State Highway 161, Suite 310

Address of Principal Executive Office (Street and Number)

Irving, Texas 75038

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Excel Corporation (“Excel” or the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to report a delay in the filing of its annual report on Form 10-K for the year ended December 31, 2016. The Company requires additional time in order to complete its financial reporting disclosures. The Company is unable to complete and file with the Commission the Form 10-K by March 31, 2017 without unreasonable effort or expense. The Company expects to file the Form 10-K with the Commission within fifteen calendar days of the original prescribed date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Winspear	(972)	476-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company expects to report the following results for the year ended December 31, 2016:

	For the Years Ended
	December 31,
	2016	2015
	(unaudited)
Revenues	$17,115,210	$5,629,240
Costs and expenses	14,292,448	3,625,810
Income from operations	2,822,762	2,003,430
Other income (expense)	(33,602)	445,742
Interest expense	1,556,105	371,596
Net income from continuing operations	1,233,055	2,077,576
Loss from discontinued operations, net of tax	(2,188,571)	(3,700,070)
Loss on disposal of operations	(840,641)	-
Net loss	$(1,796,157)	$(1,622,494)

Basic earnings per share
Income from continuing operations	$0.013	$0.021
Loss from discontinued operations, net of tax	(0.031)	(0.038)
Net loss	$(0.018)	$(0.017)

Diluted earnings per share
Income from continuing operations	$0.012	$0.021
Loss from discontinued operations, net of tax	(0.030)	(0.038)
Net loss	$(0.018)	$(1.017)

The results shown in the table above are preliminary, unaudited and subject to change.

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EXCEL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2017	By	/s/ Robert L. Winspear
Name: Robert L. Winspear
(Title): Chief Financial Officer

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